UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

GEEKNET, INC.
(Name of Subject Company)
GADGET ACQUISITION, INC.
(Offeror)
GAMESTOP CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
36846Q203
(CUSIP Number of Class of Securities)
J. Paul Raines
Chief Executive Officer
GameStop Corp.
625 Westport Parkway
Grapevine, Texas 76051
(817) 424-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Michael H. Friedman, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th and Arch Streets
Philadelphia, PA 19103
(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
139,825,784	$16,248

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 6,738,082 shares of common stock, par value $0.001 per share (the “Shares”), of Geeknet, Inc. (“Geeknet”) outstanding multiplied by the offer price of $20.00 per share, (ii) 191,988 Shares subject to unvested restricted stock units multiplied by the offer price of $20.00 per share, (iii) 168,416 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $20.00 per share, multiplied by $7.27, which is the offer price of $20.00 per share minus the weighted average exercise price for such options of $12.73 per share. The calculation of the filing fee is based on information provided by Geeknet as of June 10, 2015.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.00011620.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,248	Filing Party:	GameStop Corp. Gadget Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed:	June 15, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) previously filed by Gadget Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of GameStop Corp. (“Parent”), a Delaware corporation, with the Securities and Exchange Commission on June 15, 2015. The Schedule TO relates to the cash tender offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Geeknet, Inc., a Delaware corporation (“Geeknet”), at $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated June 15, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”) that accompanied such Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.
Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase
This Amendment No. 3 is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.
Items 1 through 9 and 11.
The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:
“The Offer and withdrawal rights expired as scheduled at 11:59 p.m. (New York City time), on July 13, 2015 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 5,924,629 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 86.38% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Condition.
All conditions to the Offer having been satisfied, Purchaser accepted for payment, and paid for by deposit of the Offer Price for such Shares with the Depositary, all Shares validly tendered into and not validly withdrawn from the Offer.
Following the consummation of the Offer, Parent and Purchaser completed the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than Shares held (i) in the treasury of Geeknet or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) were automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.
Following the completion of the Merger, all Shares will be delisted from and will cease to trade on the NASDAQ, and the Company will be deregistered under the Exchange Act.
On July 17, 2015, Parent issued a press release announcing the acceptance of the Shares and completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference."

Item 12.	Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by GameStop Corp. on July 17, 2015, announcing the acceptance of the Shares and completion of the Merger.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2015	GAMESTOP CORP.

	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd
Title: Executive Vice President and Chief Financial Officer

Dated: July 17, 2015	GADGET ACQUISITION, INC.

	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd
Title: Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(D)	Press Release issued by GameStop Corp. on July 17, 2015, announcing the acceptance of the Shares and completion of the Merger.